                James J. Malerba

                Executive Vice President

                Corporate Controller

                Finance

                State Street Financial Center - SFC 13-02

                One Lincoln Street

                Boston, MA 02111

                Telephone: 617-664-8697

                Facsimile: 617-664-4316

                617-319-5763

                jjmalerba@statestreet.com

                                         May 21, 2009

Via EDGAR (Correspondence)

John Spitz

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation
Form 10-K for year ended December 31, 2008
File No. 001-07511

Dear Mr. Spitz:

We have received your letter dated May 8, 2008 regarding your review of the above-referenced filing. This will confirm that, in order to allow for an appropriate and complete response, we intend to respond to the comments in that letter on or before June 12, 2009.

Please do not hesitate to call me at 617-664-8697, or Jeremy Kream, Senior Vice President, at 617-664-7206, should you have any questions or require additional information.

Very truly yours,

/s/ James J. Malerba
Executive Vice President and Corporate Controller

CC:

Ronald E. Logue, Chairman and Chief Executive Officer

Edward J. Resch, Executive Vice President and Chief Financial Officer

Jeffrey N. Carp, Executive Vice President and Chief Legal Officer and Secretary